

February 3, 2014

Via E-mail
Michael S. McClure
Executive Vice President, Chief Financial Officer and Treasurer
Strategic Storage Trust, Inc.
111 Corporate Drive, Suite 120,
Ladera Ranch CA 92694

> **Re: Strategic Storage Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 0-53644**

Dear Mr. McClure:

We have reviewed your response dated January 21, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on April 3, 2012

Determination of Estimated Value Per Share

1.   We note your response to comment 1 of our comment letter dated December 23, 2013. In future Exchange Act periodic reports where you disclose your estimated value per share, please also clarify whether the per share valuation of your "real estate properties" is the amount determined by your third party appraiser or whether any adjustments were made to that amount.

Form 10-K for the fiscal year ended December 31, 2012

Property Management Agreement, page F-34

2.   We note your response to prior comment 6. In future periodic filings, please also quantify within your results of operations the amounts of reimbursable indirect costs and asset management fees permanently waived by your Advisor for all periods presented.

Exhibit Index

3.   We note your response to prior comment 9. We note that you identify such documents as "execution-version" agreements. Please note that, pursuant to Instruction 1 to Item 601 of Regulation S-K, it does not appear that such unexecuted documents can be incorporated by reference in future filings. In future Exchange Act periodic reports, please refile the final, executed versions of these agreements or advise. We also note your statement that several identical loan agreements were omitted. In future Exchange Act periodic reports, where the filing of such exhibits is required, please include a schedule identifying the omitted documents and set forth any material details in which the omitted documents differ from the filed document or advise. Please refer to Instruction 2 to Item 601 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Advisory Agreement, page 20

4.   We note your response to prior comment 10. In future Exchange Act periodic reports, please separately identify any amounts reimbursed for the salary or benefits of each of your named executive officers.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Staff Attorney at 202.551.3789 or Tom Kluck, Legal Branch Chief at 202.551.3233 with any other questions.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Accounting Branch Chief